Exhibit 13.2


PRINCIPAL COLLECTIONS INFORMATION IN AUD (AND USD WHERE
INDICATED) AGGREGATED TO THE DATE OF THE LAST PAYMENT

Aggregate coupon interest paid to noteholders of each class of notes Class A2: USD 2,985, 208.33
Class B1: USD 83,919.58

Aggregate of Principal payments made in respect to each class of notes:
Class A2: USD 19,749,525.00
Class B1: USD 408,156.85

Aggregate Mortgage Principal Repayments received for the period:
Scheduled         AUD 1,489,412
Unscheduled       AUD 55,993,685

Aggregate of all redraws on housing loans:
AUD 20,272,532

Aggregate of outstanding balance of housing loans at the end of the period:
AUD 1,361,523,177.55

Aggregate Income of the trust for the period:        AUD 22,731,639.89
Aggregate Expenses of the trust for the period:      AUD 19,265,463.34

Interest rates for the period:

Class A2 Notes:   1.55%
Class B1 Notes:   2.13%

Delinquency and loss statistics with respect to the housing loans:

Loss:                      Nil
Delinquency:               0-29 days        1.55%
                           30 -59 days      0.19%
                           60+ days.        0.06%